UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number:    000-17791

TWIN MINING CORPORATION

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On February 27, 2007, Twin Mining Corporation issued a press release “Twin Mining announces drill program results from its Normar Property in Quebec” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TWIN MINING CORPORATION

By: /s/ Domenico Bertucci

Name: Domenico Bertucci

Title:   Chief Financial Officer

Date:  February 27, 2007.

NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

February 27, 2007

Twin Mining announces drill program results from its Normar Property in Quebec

Toronto, Ontario - Twin Mining Corporation (TSX: TWG) (the “Company”) announces the results from its 1,748-metre, 4-hole, diamond core drilling program completed in December 2006 on the Normar property which is one of 4 properties in the Abitibi region, Quebec optioned from Breakwater Resources Ltd.

The prospective Normar Property is located approximately 8 kilometres west of the Doyon Mine, and straddles the Cadillac Deformation Corridor just north of Lac Bousquet. The Company also staked 13 additional claims in Bousquet Township in 2003.

All four holes intersected narrow yet significant gold mineralization ranging from 1.03 g/t gold over .48 metres to 7.27 g/t gold over .31 metres. The best intersection was located in Hole TMN-06-02 where 6.48 g/t gold was assayed over 1.26 metres. All these intersections were found in complex zones of smokey quartz veins, stockworks and flood zones all associated with chalcopyrite, pyrite, and arsenopyrite within larger sericite / chlorite alteration zones.

Hole TMN-06-01 intersected the mineralized structure approximately 100 metres above the zone in Hole TMN-03-19. Holes TMN-06-02 and 03 intersected the mineralized structure approximately at the same elevation, 100 metres east and west of the zone discovered in Hole TMN-03-19. Hole TMN-06-04 evaluated the Tonalite Zone 100 metres west of Hole TMN-03-07. True widths and overall geometry of the mineralized zones are impossible to determine at this early stage in the evaluation of the Normar Property.

Significant assay results from the drilling program at Normar are presented below.

Hole Number	metres			Gold g/t
	From	To	Length
TMN-06-01	51.49	52.26	.77	1.13
	334.60	334.91	.31	7.27
	368.49	370.45	1.96	2.17
	371.33	372.17	.84	1.37
TMN-06-02	360.44	365.14	4.70	3.3
	Including 360.44	361.70	1.26	6.48
	370.24	370.75	.51	1.51
TMN-06-03	442.08	442.61	.61	1.44
	454.61	455.18	.57	1.17
	457.27	457.75	.48	1.03
	517.64	518.85	1.21	4.39
TMN-06-04	35.00	35.44	.44	1.34
	52.20	53.00	.80	3.15

This drill program is further evidence that the Normar property contains a geological environment and rocks similar to those found at nearby current and past producing gold mines in the area.

The Company is currently compiling the historical geological data for all of its Abitibi properties including Normar to prioritize and further explore these properties located within the very prolific Abitibi area.

The drill core samples were handled and assayed in accordance with National Instrument 43-101 standards. The split core samples were assayed by Laboratoire Expert Inc. of Rouyn-Noranda, Quebec.

The Normar drill program was managed and supervised on behalf of the Company, by Mitchell E. Lavery, P.Geol. who, acting in his capacity as a Qualified Person, reviewed the data reported in this news release.

Please refer to the Location Map below for further details.

For further information please contact:

Bill Baird

                 Badshah Communications Group Ltd.

Interim CEO

                 Telephone: (604) 408-7522

Telephone: (416) 777-0013; Fax: (416) 777-0014                                                Fax: (604) 408-7528

E-mail: info@twinmining.com

675000
676000
677000
678000
5345000
5344000
5343000
5.67g Au/t (check @ 3.83)
1.5m
TMN2005-02
TMN2005-01
TMN2005-03
Diabase Dyke
Highway No. 117
Tonalite Zone
TMN-06-04
(discovery hole)
1.34 g/t Au
.44 m
3.15 g/t Au
.80 m
Cadillac - Larder Lake Fault
Base Line 0+00
East - West Trending
Cadillac Deformation Corridor
TMN-06-02
TMN-06-03
TMN-06-01
1.13 g/t Au
.77 m
3.3 g/t Au
4.7 m
TMN-03-19
30.75 Au g/t
.6 metres
7.27 g/t Au
.31 m
2.17 g/t Au
1.96 m
1.51 g/t Au
.51 m
4.39 g/t Au
1.21 m
1.37 g/t Au
.84 m
1.44 g/t Au
.61 m
2006 Drill Hole
Paquin
Paquin East
Decoeur
Tie Line 9+00S
L0+00
L5+00E
L10+00E
L15+00E
L20+00E
Winter Base Line
Lac Bousquet
Kiekkiek (Bousquet) Shear
Canadian National Railway
Bousquet
La Ronde
NORMAR OPTION
Doyon
Lapa
N
0 5 10km
CURRENT PRODUCER
Gold exploration properties in Quebec
Twin Mining Corporation
Project: Normar
Location: Bousquet TWP, Quebec
Title: 2006 Drill Hole Locations
0 250 500 750
Meters
Prepared by: MEL
Drawn by: MEL
Date: (dd/mm/yy) 24/01/07
Index: Figure1.cdr
Project No.: Normar

© 2007 Twin Mining Corporation

Please contact the Company to receive quarterly financial statements
Telephone: (416) 777-0013 or visit our website at www.twinmining.com for updates.